Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA –MARCH 23, 2009

BAYTEX ENERGY TRUST ANNOUNCES $100 MILLION BOUGHT DEAL FINANCING

CALGARY, ALBERTA (March 23, 2009) - Baytex Energy Trust ("Baytex") (TSX: BTE.UN; NYSE: BTE) is pleased to announce that it has entered into a bought deal financing agreement with a syndicate of underwriters pursuant to which the syndicate has agreed to purchase 6,900,000 trust units at $14.50 per unit for total gross proceeds of $100,050,000.  The syndicate is lead by TD Securities Inc. and includes CIBC World Markets Inc., National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Raymond James Ltd., Peters & Co. Limited, Tristone Capital Inc., UBS Securities Canada Inc., Cormark Securities Inc. and Dundee Securities Corp. Baytex has granted the underwriters an option, exercisable until closing, to purchase an additional 1,035,000 trust units at the same offering price which, if exercised, would increase the total gross proceeds to $115,057,500.  The net proceeds of the offering will be used for general corporate purposes.

The offering will be made in all provinces of Canada by way of a short form prospectus.  This offering is subject to customary regulatory approvals and is expected to close on or about April 14, 2009.  Purchasers of trust units under the offering who continue to hold such units, will be eligible to receive the distribution to be paid on May 15, 2009 to holders of record on April 30, 2009.

This news release is not for dissemination in the United States or to any United States news services.  The trust units of Baytex have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex's trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Specifically, this press release contains forward-looking statements relating to the use of the net proceeds of the offering, the filing of the short form prospectus, the closing date of the offering and the first distribution that purchasers of the trust units will be eligible to receive.    The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the timing of obtaining regulatory approvals.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2007, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Baytex Energy Trust
Press Release
March 23, 2009

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President & Chief Executive Officer                                               Derek Aylesworth, Chief Financial Officer
Telephone: (403) 267-0708                                                                                                Telephone: (403) 538-3639

Erin Cripps, Investor Relations Representative
Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca